UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3 )1

Tile Shop Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8th, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 801,356
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 801,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%
14	TYPE OF REPORTING PERSON IA, PN

1	NAME OF REPORTING PERSONS KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,851,233
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,851,233

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,851,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 189,174
	8	SHARED VOTING POWER 2,851,233
	9	SOLE DISPOSITIVE POWER 189,174
	10	SHARED DISPOSITIVE POWER 2,851,233

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,040,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 628,095
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 628,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.20%
14	TYPE OF REPORTING PERSON IA, OO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Introduction

This Amendment No. 3 to the Schedule 13D filed by the undersigned is solely to correct clerical errors contained in Amendment No. 2. Specifically, the transactions on Schedule A of the Amendment No. 2 were correctly listed as “Sale of Common Stock”, but the quantities were incorrectly listed as positive figures. This has been corrected to remove any ambiguity and make clear that shares were disposed of. Additionally, the Joint Filing Agreement (exhibit 99.1) incorrectly referenced the shares of a different issuer. This has been corrected to reference Tile Shop Holdings, Inc. All other information remains unchanged from Amendment No. 2, and no new transactions are being reported in this Amendment No. 3.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14000 Carlson Parkway, Plymouth, Minnesota 55441.

Item 2. Identity and Background.

(a) This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii) Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo, the investment manager of PHLOX, and with respect to the Shares directly and beneficially owned by it;

(iii) David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him; and

(iv) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust (“PHLOX”), with respect to the Shares directly and beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Philotimo, KWM, Mr. Kanen and PHLOX is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076.

(c) The principal business of each of KWM, Philotimo, and PHLOX is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kanen is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,421,782 Shares beneficially owned by KWM is approximately $7,319,949, including brokerage commissions. The aggregate purchase price of the 801,356 Shares beneficially owned by Philotimo is approximately $3,728,456, including brokerage commissions. The aggregate purchase price of the 189,174 Shares beneficially owned by Mr. Kanen is approximately $1,077,140, including brokerage commissions. The aggregate purchase price of the 628,095 Shares beneficially owned by PHLOX is approximately $2,895,884 including brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Persons continue to believe that certain changes at the Issuer are necessary to enhance shareholder value and help realize the Issuer’s long-term business plans. The Reporting Persons believe that the Issuer’s current share price and market capitalization validate their position. Mr. Kanen, acting on behalf of the Reporting Persons, has expressed that the Issuer’s current market capitalization reflects a valuation that is mispriced related to the long-term earnings power of the Issuer and that the Board of Directors’ must take immediate actions necessary to improve the situation. To that end, Mr. Kanen intends on engaging discussions with the Issuer’s Board of Directors to pursue and assess various courses of action, including capital allocation, sale lease backs, and an Issuer share repurchase from existing equity holders.

Except as noted in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,257,157 Shares outstanding, as of August 1st, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on August 4th, 2022.

A.	Philotimo

(a)	As of the close of business on September 12thth, 2022, Philotimo beneficially owned 801,356 Shares.

Percentage: Approximately 1.53%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 801,356
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1801,356

(c)	The transactions in the Shares by Philotimo since the previous filing are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on September 12th, 2022, KWM beneficially owned 2,851,233 Shares, consisting of (i) the 801,356 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 628,095 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX, and (iii) 1,421,782 Shares directly owned by KWM.

Percentage: Approximately 5.46%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,851,233
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,851,233

(c)	The transactions in the Shares by KWM since the previous filing are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on September 12th, Mr. Kanen directly beneficially owned 3,040,407 Shares, consisting of (i) the 2,851,233 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (ii) 189,174 Shares directly owned by Mr. Kanen.

Percentage: Approximately 5.82%

(b)	1. Sole power to vote or direct vote: 189,174
2. Shared power to vote or direct vote: 2,851,223
3. Sole power to dispose or direct the disposition: 189,174
4. Shared power to dispose or direct the disposition: 2,851,223

(c)	There were no transactions in the Shares by Mr. Kanen since the previous filing.

D.	PHLOX

(a)	As of the close of business on September 12th, PHLOX beneficially owned 628,095 Shares.

Percentage: 1.20%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 628,095
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 628,095

(c)	The transactions in the Shares by PHLOX since the previous filing are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 5th, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1	Joint Filing Agreement by and between Kanen Wealth Management, LLC, Philotimo Fund, LP, David L. Kanen, and PHLOX, dated September 12th, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12th, 2022

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

PHILOTIMO FOCUSED GROWTH AND INCOME FUND

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

SCHEDULE A

Transactions in the Shares of the Issuer Since the Previous Filing

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHLOX

Sale of Common Stock	(200,000)	4.0000	09/12/2022

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Philotimo Fund, LP

Sale of Common Stock	(100,000)	3.9300	08/30/2022
Sale of Common Stock	(20,450)	4.0042	08/30/2022
Sale of Common Stock	(5,282)	4.0006	08/31/2022
Sale of Common Stock	(10,093)	4.0000	09/02/2022
Sale of Common Stock	(91,844)	3.8401	09/06/2022
Sale of Common Stock	(250,000)	3.8100	09/07/2022
Sale of Common Stock	(156,608)	4.0000	09/08/2022
Sale of Common Stock	(30,871)	4.0003	09/12/2022
Sale of Common Stock	(250,300)	4.0000	09/12/2022

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Kanen Wealth Management, LLC

Sale of Common Stock	(9,636)	3.9014	08/24/2022
Sale of Common Stock	(3,111)	3.9701	08/26/2022
Sale of Common Stock	(11,644)	3.9067	08/29/2022